Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
The following communication was sent by e-mail to Baker Hughes employees:

Executive Announcement
To:	All Baker Hughes employees
From:	Martin Craighead, Chairman and CEO
Date:	Feb. 17, 2015

Please see important information for shareholders at the end of this message.

Update on business, market, and Halliburton transaction

As we face a difficult start to 2015, I wanted to provide an update on the state of the business and market, and our planned combination with Halliburton. I also wanted to take a moment to thank the entire Baker Hughes team for its continued resilience and focus during a very challenging time in the industry.

As you may have seen in the press release today, Halliburton and Baker Hughes have announced that each company will hold a special meeting of stockholders on March 27, 2015, at 9 a.m. Central US Time. The Baker Hughes special meeting is for Baker Hughes stockholders to vote to approve the merger and the merger agreement. The Halliburton special meeting is for Halliburton stockholders to vote to approve the issuance of shares of common stock as contemplated by the merger agreement. We have updated our Red/Blue site with information about how the voting process will work and how employee stockholders can participate.

The stockholder votes are important milestones in our efforts to close the transaction, which we expect will occur in the second half of the year. Regulatory reviews are also proceeding and, as expected, we continue to work diligently to provide information to authorities in the United States, the European Union, and other jurisdictions that enable them to better understand the proposed combination and its benefits.

As Belgacem Chariag communicated to you on Feb. 2, the integration planning is going well, and I am very pleased with the progress and collaboration. The overriding objective of the integration planning is to do what will be best for the combined business. More than ever, I believe this combination offers the potential to compete more effectively in a rapidly changing services industry than either company could on its own. While I understand the transaction adds a layer of uncertainty, I am confident in the benefits for shareholders and customers, and long-term opportunities for employees.

At the same time, we are dealing with market headwinds that have caused uncertainty of another kind. Even as we ended 2014 on a very strong note, it was clear by late last year that our industry was in the midst of a significant downturn.

With current oil production exceeding world demand, the price of crude oil has sunk to levels 50% below where they were just last summer. The speed and magnitude of this drop is having a negative impact on our customers, and we can see this reflected in worldwide rig counts, particularly in North America. The North America rig count is in one of the steepest declines we have ever seen, and in the month of January the international rig count experienced its biggest one-month drop since 1998.

As a result, we anticipate reduced sales, and like any good business, we have taken prudent steps to adjust to a new market reality.

•	We are cutting capital spending for 2015 by 20%.

•	We are reducing discretionary spending and other expenses companywide, including a significant number of facility closures.

•	We also made the difficult decision to reduce our workforce significantly.

We are not alone in adjusting to the market; our competitors are independently taking similar steps.
I recognize these measures are not easy. While we’ve been through these cycles before, the impact on our people is always the hardest part. As you can understand, a reduction of this magnitude will take some time to work through, but I am hopeful it will be mostly behind us by the end of spring.

The near-term outlook for the industry is uncertain, and we must continue to be nimble and responsive. We are rigorously applying lessons we learned in previous downturns and focusing on balancing our sales, margins, and cash flow. With a seasoned management team and talented employees, we are well positioned to manage through the challenges.

The good news is that we continue to drive innovation for our customers, who are searching for better and more cost-efficient ways to improve production. For example, our recent introduction of the NextWave™ production rejuvenation solution, which is an innovative approach to achieving more production from existing unconventional wells, is already generating positive customer feedback.

The uncertainty ahead means we must focus relentlessly on performance — week by week, month by month — despite the distractions. It is a lot to ask of you, I know. But in this way, we position ourselves for the best possible outcome in the year ahead.

Again, thank you for continuing to deliver safe, compliant, and reliable service — and remember that Halliburton remains our competitor until the deal closes.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”).  In connection with this proposed business combination, on February 17, 2015, Halliburton filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 originally filed on December 19, 2014, containing a preliminary joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement was declared effective by the SEC on February 17, 2015.  Baker Hughes and Halliburton will each file with the SEC a definitive proxy statement/prospectus and other documents with respect to the proposed acquisition of Baker Hughes and a definitive proxy statement/prospectus will be mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.  Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014.  Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 24, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on July 21, 2014 and December 9, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements.  These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Baker Hughes’ or Halliburton’s stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures.  Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.  Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  The foregoing list of important factors is not exclusive.  Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate.  Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.